UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: June 18, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition Credit Facility

On June 15, 2018, Fly Leasing Limited (the “Company”) and its wholly-owned subsidiaries, Fly Aladdin Funding Limited and Fly Aladdin MaltaCo Limited (collectively, the “Borrowers”), entered into a term loan facility with BNP Paribas, as the Administrative Agent, and a consortium of lenders (the “Acquisition Credit Facility”), as contemplated by the commitment letter entered into by the Company on May 1, 2018.  The Company will use the proceeds from the Acquisition Credit Facility to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to AirAsia Berhad and its affiliated airlines (the “AirAsia Group”), and one Airbus A320-200 aircraft on operating lease to a third-party airline (together with any aircraft that may be substituted into the Acquisition Credit Facility, the “Aircraft”).  The Company expects to close its acquisition of the Aircraft under the Acquisition Credit Facility, and four additional Airbus A320-200 aircraft and seven engines expected to be financed under separate debt facilities, in the second and third quarters of 2018.

The Acquisition Credit Facility provides for the borrowing of an aggregate of $574,543,000, including $143,635,750 Series A loans with a final maturity date of June 15, 2020, and $430,907,250 Series B loans with a final maturity date of June 15, 2023.  The Borrowers may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021.

Interest Rate.  The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum for any Series A loans that the Borrowers elect to extend.

Payment Terms.  The Borrowers will make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Collateral.  The Borrowers’ obligations under the Acquisition Credit Facility will be secured by the Aircraft and related leases, and the shares in the Borrowers and Aircraft owning and leasing entities.  In addition, the Company has provided a guaranty of certain of the Borrowers’ representations, warranties and covenants under the Acquisition Credit Facility (including, without limitation, the Borrowers’ special purpose covenants), as well as the Borrowers’ obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into accounts pledged to the security trustee, Wilmington Trust (London) Limited (the “Security Trustee”).  See “—Debt Service Coverage Ratio; Loan-to-Value Ratio; Utilization” below.

Debt Service Coverage Ratio; Loan-to-Value Ratio; Utilization.  The Acquisition Credit Facility requires the Borrowers to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) utilization of 85% of the Aircraft (the tests in (ii) and (iii) will be based on the average of the most recent half-life adjusted current market value of all Aircraft financed under the Acquisition Credit Facility, as determined by three independent appraisers on a semi-annual basis). Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Acquisition Credit Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, the Company will be required to deposit, or cause the Borrowers to deposit, all maintenance reserves and security deposits received under the leases related to the Aircraft into accounts pledged to the Security Trustee. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

Substitution.  Upon the sale of an aircraft, the Borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Acquisition Credit Facility subject to certain conditions, including compliance with concentration limits.

Other Covenants. The Acquisition Credit Facility contains certain geographic and single lessee concentration limits, as well as aircraft type eligibility for the substitution of aircraft thereunder. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Acquisition Credit Facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Acquisition Credit Facility.

Fees.  The Company paid aggregate arrangement and commitment fees of approximately $5.1 million to the lenders upon entering into the Acquisition Credit Facility.  Additional arrangement fees of approximately $4.5 million will be payable, pro rata, upon each drawing thereunder.

Servicing Agreement.  The Borrowers also entered into a servicing agreement with BBAM US LP and BBAM Aviation Services Limited (the “Servicers”), pursuant to which the Borrowers will pay servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per Aircraft per month, and an administrative fee of $10,000 per month.  The Borrowers also will pay the Servicers a sales fee of 1.5% of the aggregate gross proceeds received with respect to the sale of any Aircraft.

Forward Looking Statements

This report includes forward-looking statements that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the transactions will be consummated; the type, amount and terms of the acquisition financing to be obtained by the Company; and, the amount of any fees and expenses incurred in connection with the transactions. Forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: satisfaction of conditions to the closing of the transactions; satisfaction of conditions to the financing of the transactions; the Company’s ability to obtain additional required financing for the transactions on favorable terms, or at all; the risk that expected benefits of the transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the transactions may be greater than expected; and the risks that are described in the Company’s reports filed with the SEC, including the annual report on Form 20-F for the year ended December 31, 2017. This report speaks only as of its date and the Company disclaims any duty to update the information herein other than as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	June 18, 2018	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director